LIXTE BIOTECHNOLOGY HOLDINGS, INC.

680 East Colorado Boulevard, Suite 180

Pasadena, California 91101

April 30, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Lixte Biotechnology Holdings, Inc.
Registration Statement on Form S-3
Filed April 23, 2024
File No. 333-278874

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Lixte Biotechnology Holdings, Inc., a Delaware corporation, respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:00 p.m., Eastern Time, on Thursday, May 2, 2024, or as soon thereafter as is practicable. Please call our counsel, David Ficksman of TroyGould PC, at 818 469 4200 to provide notice of effectiveness.

Very truly yours,

LIXTE BIOTECHNOLOGY HOLDINGS, INC.

By:	/s/ Bastiaan van der Baan
Bastiaan van der Baan
Chief Executive Officer